                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                               BROOKE GROUP LTD.
                               -----------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  112525-10-0
                                  -----------
                                 (CUSIP NUMBER)

                                MARC E. KASOWITZ
                    KASOWITZ, BENSON, TORRES & FRIEDMAN LLP
                          1301 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
                                 (212) 506-1700
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 8, 1998
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 7 Pages

---------------------                                         -----------------
CUSIP NO. 112525-10-0                                         PAGE 2 OF 7 PAGES
---------------------                                         -----------------

======= =======================================================================
        Name of Reporting Person
   1    S.S. or I.R.S. Identification No. of Above Person
                    KASOWITZ, BENSON, TORRES & FRIEDMAN LLP
------- -----------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group
        (See Instructions)                                              (a) [X]
                                                                        (b) [ ]
------- -----------------------------------------------------------------------
   3    SEC Use Only
------- -----------------------------------------------------------------------
   4    Source of Funds (See Instructions)
                                       OO
------- -----------------------------------------------------------------------
   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      [ ]
------- -----------------------------------------------------------------------
   6    Citizenship or Place of Organization                           New York
======= =======================================================================
                              7    Sole Voting Power
                                                    1,250,000
                           ------- --------------------------------------------
                              8    Shared Voting Power
    Number of Shares                                  - 0 -
  Beneficially Owned by    ------- --------------------------------------------
  Each Reporting Person       9    Sole Dispositive Power
         With                                       1,250,000
                           ------- --------------------------------------------
                             10    Shared Dispositive Power
                                                      - 0 -
======= =======================================================================
   11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   1,250,000
------- -----------------------------------------------------------------------
   12   Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                          [ ]
------- -----------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)
                                     5.63%
------- -----------------------------------------------------------------------
   14   Type of Reporting Person (See Instructions)
                                       PN
======= =======================================================================

---------------------                                         -----------------
CUSIP NO. 112525-10-0                                         PAGE 3 OF 7 PAGES
---------------------                                         -----------------

======= =======================================================================
        Name of Reporting Person
   1    S.S. or I.R.S. Identification No. of Above Person
                                MARC E. KASOWITZ
------- -----------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group
        (See Instructions)                                              (a) [X]
                                                                        (b) [ ]
------- -----------------------------------------------------------------------
   3    SEC Use Only
------- -----------------------------------------------------------------------
   4    Source of Funds (See Instructions)                                  N/A
------- -----------------------------------------------------------------------
   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      [ ]
------- -----------------------------------------------------------------------
   6    Citizenship or Place of Organization                      United States
======= =======================================================================
                              7    Sole Voting Power
                                                      - 0 -
                           ------- --------------------------------------------
                              8    Shared Voting Power
    Number of Shares                                1,250,000
  Beneficially Owned by    ------- --------------------------------------------
  Each Reporting Person       9    Sole Dispositive Power
         With                                         - 0 -
                           ------- --------------------------------------------
                             10    Shared Dispositive Power
                                                    1,250,000
======= =======================================================================
   11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                     1,250,000
------- -----------------------------------------------------------------------
   12   Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                          [ ]
------- -----------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)
                                     5.63%
------- -----------------------------------------------------------------------
   14   Type of Reporting Person (See Instructions)
                                       IN
======= =======================================================================

---------------------                                         -----------------
CUSIP NO. 112525-10-0                                         PAGE 4 OF 7 PAGES
---------------------                                         -----------------

======= =======================================================================
        Name of Reporting Person
   1    S.S. or I.R.S. Identification No. of Above Person
                                DANIEL R. BENSON
------- -----------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group
        (See Instructions)                                              (a) [X]
                                                                        (b) [ ]
------- -----------------------------------------------------------------------
   3    SEC Use Only
------- -----------------------------------------------------------------------
   4    Source of Funds (See Instructions)                                  N/A
------- -----------------------------------------------------------------------
   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      [ ]
------- -----------------------------------------------------------------------
   6    Citizenship or Place of Organization                      United States
======= =======================================================================
                              7    Sole Voting Power
                                                      - 0 -
                           ------- --------------------------------------------
                              8    Shared Voting Power
    Number of Shares                                1,250,000
  Beneficially Owned by    ------- --------------------------------------------
  Each Reporting Person       9    Sole Dispositive Power
         With                                         - 0 -
                           ------- --------------------------------------------
                             10    Shared Dispositive Power
                                                    1,250,000
======= =======================================================================
   11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                     1,250,000
------- -----------------------------------------------------------------------
   12   Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                          [ ]
------- -----------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)
                                     5.63%
------- -----------------------------------------------------------------------
   14   Type of Reporting Person (See Instructions)
                                       IN
======= =======================================================================

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D is being filed with respect to the Common Stock, $.10 par value per share (the "Common Stock"), of Brooke Group Ltd. a Delaware corporation (the "Company"), which has its principal executive office at 100 S.E. Second Street, Miami, Florida 33131.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed jointly on behalf of Kasowitz, Benson, Torres & Friedman LLP ("KBTF"), Marc E. Kasowitz and Daniel
R. Benson (collectively, the "Reporting Persons").

                  KBTF is a New York limited liability partnership engaged in the practice of law, which represents the Company and various of its subsidiaries, including Liggett Group Inc. and New Valley Corporation. The principal occupation of Mr. Kasowitz is serving as the Managing Partner of KBTF and the principal occupation of Mr. Benson is serving as a Partner in KBTF. The business address of the Reporting Persons is 1301 Avenue of the Americas, New York, New York 10019. Messrs. Kasowitz and Benson are citizens of the United States.

                  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See the information set forth under "Item 4. Purpose of the Transaction."

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  On March 12, 1998, the Company entered into a Stock Option Agreement with the Reporting Persons whereby the Reporting Persons were granted an option to purchase 1,250,000 shares of Common Stock at $17.50 per share. The option was exercisable for 250,000 shares commencing May 1, 1998 and for 1,000,000 shares commencing April 1, 1999, and expired on March 31, 2003.

                  On October 12, 1998, the Company entered into an Amended and Restated Stock Option Agreement (the "Amended Agreement") with the Reporting Persons. Pursuant to the Amended Agreement, the Company amended the option to reduce the exercise price from $17.50 per share to $6.00 per share and extended the initial exercise date on all 1,250,000 shares to April 1, 2000. The option was subject to earlier exercise upon a Change of Control (as defined) of the Company or upon the average closing price for a share of Common Stock equaling $17.50 or more for a 10 trading day period. Based on the average closing price of the Common Stock for the 10 trading day period ended December 8, 1998, the option became exercisable in full on that date.

                  The Company has registered the shares of Common Stock issuable upon exercise of the option under the Securities Act of 1933 and has agreed to use its best efforts to keep such registration statement effective during the term of the option.



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                  The Reporting Persons reserve the right to acquire additional shares of Common Stock at any time and from time to time in public or private transactions, whether from third parties or otherwise. Likewise, the Reporting Persons reserve the right to dispose of any or all of the shares in whole or in part, in public or private transactions, whether to third parties or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)       The response to Item 4 is incorporated herein. The
                           Reporting Persons currently beneficially own within the meaning of Rule 13d-3, by virtue of their ownership of the option, an aggregate of 1,250,000 shares of Common Stock, representing approximately
                           5.63% of the issued and outstanding shares of Common
                           Stock (assuming exercise in full of the option), based on the 20,943,750 shares of Common Stock issued and outstanding as of November 13, 1998 as reported in the Company's Quarterly Report on Form
                           10-Q for the quarter ended September 30, 1998. KBTF will have sole voting and dispositive power with respect to the shares of Common Stock acquired upon exercise of the option. Messrs. Kasowitz and Benson, by virtue of their relationship to KBTF (as disclosed in Item 2), may be deemed to beneficially own within the meaning of Rule 13d-3 the shares of Common Stock acquired by KBTF upon exercise of the option. Each of Messrs. Kasowitz and Benson disclaims beneficial ownership of such shares for all other purposes.

         (c), (d) and (e)  None or not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See the information set forth under "Item. 4 Purpose of the Transaction."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Amended and Restated Stock Option Agreement, dated as of October 12, 1998, by and between the Company and the Reporting Persons (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30,
                           1998).



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 1998


                                        KASOWITZ, BENSON, TORRES & FRIEDMAN LLP


                                        By:  /s/ Marc E. Kasowitz
                                             ----------------------------------
                                             Name:  Marc E. Kasowitz
                                             Title: Managing Partner


                                             /s/ Marc E. Kasowitz
                                             ----------------------------------
                                             Marc E. Kasowitz


                                             /s/ Daniel R. Benson
                                             ----------------------------------
                                             Daniel R. Benson



                               Page 7 of 7 Pages